UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

            Nelnet, Inc.
(Name of Issuer)

         Class A Common Stock
(Title of Class of Securities)

            64031N 10 8
(CUSIP Number)

Michael S. Dunlap
c/o Nelnet, Inc.
121 South 13th Street, Suite 100
Lincoln, Nebraska 68508
            (402) 458-2370
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

         08/10/2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64031N 10 8

1)    Names of Reporting Persons.

    Dunlap, Michael S.

2)    Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)    [ ]
    (b)    [ ]

3)    SEC Use Only

4)    Source of Funds (See Instructions)                    OO

5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)    [ ]

6)    Citizenship or Place of Organization

    United States

Number of    7) Sole Voting Power    2,216,764 (1)
Shares
Beneficially
Owned    8) Shared Voting Power    13,744,279 (2)
by Each
Reporting
Person    9) Sole Dispositive Power    2,216,764 (1)
With:

    10) Shared Dispositive Power    13,744,279 (2)

11)    Aggregate Amount Beneficially
    Owned by Each Reporting Person    15,961,043

12)    Check if the Aggregate Amount in Row (11)
    Excludes Certain Shares (See Instructions)    [ ]

13)    Percent of Class Represented by Amount in Row (11)    42.1%

14)    Type of Reporting Person (See Instructions)    IN HC

(1)    Includes (i) 80,816 shares of Class B common stock (which shares are convertible into the same number of shares of Class A common stock at the option of the holder at any time, with each share of Class A common stock having one vote and each share of Class B common stock having ten votes on all matters to be voted upon by the issuer’s shareholders) held by Michael S. Dunlap, which number of shares of Class B common stock reflects annuity distributions of a total of 8,121 shares of Class B common stock to Mr. Dunlap on May 12, 2021 from certain of the total of twelve separate grantor retained annuity trusts (“GRATs”) established by Mr. Dunlap and his spouse in 2020 (collectively, the “2020 GRATs”) as discussed below; (ii) 206,374 shares of Class B common stock held by Mr. Dunlap’s spouse, which number of shares of Class B common stock reflects annuity distributions of a total of 12,030 shares of Class B common stock to Mr. Dunlap’s spouse on May 12, 2021 from certain of the 2020 GRATs as discussed below; and (iii) 1,929,574 shares of Class A common stock held by Mr. Dunlap, who is the Executive Chairman of the Board of Directors of the issuer, which number of shares of Class A common stock reflects a gift of 40,000 shares of Class A common stock by Mr. Dunlap on April 9, 2021 to a charitable organization under Section 501(c)(3) of the Internal Revenue Code.

(2)    Includes (i) 1,600,000 shares of Class B common stock held by Dunlap Holdings, LLC, a family limited liability company which is controlled by Mr. Dunlap and his family (Dunlap Holdings, LLC is included as an additional reporting person in this filing); (ii) 1,586,691 shares of Class B common stock owned by Union Financial Services, Inc. (“UFS”), of which Mr. Dunlap is chairman, president, and treasurer and owns 50% of the outstanding capital stock, of which Shelby J. Butterfield is the other director, and of which the Stephen F. Butterfield GST Non-Exempt Marital Trust (the “Butterfield GST Non-Exempt Marital Trust”), an estate planning trust for the family of Stephen F. Butterfield, the former Vice Chairman of the Board of Directors and significant shareholder of the issuer who passed away on April 16, 2018, and for which trust Whitetail Rock Capital Management, LLC (“WRCM”), a majority owned subsidiary of the issuer, serves as investment adviser with respect to shares of the issuer’s stock held therein, including shares of the issuer’s stock held by such trust indirectly through UFS, owns the remaining 50% of the outstanding capital stock (UFS is included as an additional reporting person in this filing); (iii) 881,550 shares of Class B common stock held by Union Bank and Trust Company (“Union Bank”), of which Mr. Dunlap is a director and a significant shareholder through Farmers & Merchants Investment Inc. (“F&M”), as trustee for a GRAT established by Mr. Dunlap in 2003; (iv) a total of 2,323,368 shares of Class B common stock held in four separate GRATs established by Mr. Dunlap in 2011, three separate dynasty trusts established by Mr. Dunlap in 2011, and three separate post annuity irrevocable trusts established under two separate other GRATs in connection with the expiration of the annuity terms of such other GRATs that were established by Mr. Dunlap in 2011 (with the four GRATs, the three separate dynasty trusts, and the three separate post annuity irrevocable trusts collectively referred to as the “2011 Trusts”), for which 2011 Trusts WRCM serves as investment adviser; (v) a total of 2,065,556 shares of Class B common stock held in four separate GRATs established by Mr. Dunlap’s spouse in 2015 and six separate post annuity irrevocable trusts established under two separate other GRATs in connection with the expiration of the annuity terms of such other GRATs that were established by Mr. Dunlap’s spouse in 2015 (with the four GRATs established by Mr. Dunlap’s spouse in 2015 and the six separate post annuity irrevocable trusts collectively referred to as the “2015 Dunlap Trusts”), for which 2015 Dunlap Trusts WRCM serves as investment adviser; (vi) a total of 384,849 shares of Class B common stock held in the 2020 GRATs, for which 2020 GRATs WRCM serves as investment adviser, which total number of shares of Class B common stock held by the 2020 GRATs reflects annuity distributions on May 12, 2021 from certain of the GRATs to Mr. Dunlap and his spouse of totals of 8,121 shares of Class B common stock and 12,030 shares of Class B common stock, respectively, under the terms of such GRATs; (vii) a total of 727,176 shares of Class B common stock held in eight separate GRATs established in 2015 by Shelby J. Butterfield and Stephen F. Butterfield and two separate other trusts established by Stephen F. Butterfield in 2015 (with the eight GRATs and the two separate other trusts collectively referred to as the “2015 Butterfield Trusts”), for which 2015 Butterfield Trusts WRCM serves as investment adviser; (viii) 210,047 shares of Class B common stock held by the Stephen F. Butterfield GST Exempt Marital Trust (the “Butterfield GST Exempt Marital Trust”), an estate planning trust for the family of Mr. Butterfield, for which trust WRCM serves as investment adviser with respect to shares of the issuer’s stock held therein; (ix) 162,370 shares of Class B common stock and 510 shares of Class A common stock held by the Butterfield GST Non-Exempt Marital Trust, which number of shares of Class B common stock reflects the conversion of a total of 345,000 shares of the issuer’s Class B common stock into shares of the issuer’s Class A common stock and the sale thereof by the Butterfield GST Non-Exempt Marital Trust during the period from June 9, 2021 through August 10, 2021 (including the repurchase by the issuer of a total of 210,000 shares of Class A common stock in a privately negotiated transaction on August 10, 2021, as reported in a Current Report on Form 8-K filed by the issuer on August 11, 2021 and Form 4s filed by Shelby J. Butterfield on August 12, 2021); (x) a total of 428,414 shares of Class A common stock held by ten separate GRATs established by Angela L. Muhleisen, a sister of Mr. Dunlap, and her spouse Dan D. Muhleisen in 2020, for which GRATs WRCM serves as investment adviser, which number of shares of Class A common stock reflects annuity distributions of a total of 51,586 shares of Class A common stock to Ms. Muhleisen and Mr. Muhleisen on June 10, 2021 from such GRATs under the terms thereof; (xi) a total of 9,022 shares of Class B common stock held by separate trusts established under the restated agreement for the Stephen F. Butterfield Revocable Living Trust, for which trusts WRCM serves as investment adviser with respect to shares of the issuer’s stock held therein, which number of shares of Class B common stock reflects the conversion of a total of 27,067 shares of the issuer’s Class B common stock into shares of the issuer’s Class A common stock and the sale thereof to the issuer by two of such trusts in a privately negotiated transaction on August 10, 2021, as reported in a Current Report on Form 8-K filed by the issuer on August 11, 2021 and Form 4s filed by Shelby J. Butterfield on August 12, 2021; (xii) 38,291 shares of Class B common stock held by a charitable lead annuity trust (“CLAT”) established by Stephen F. Butterfield, for which CLAT WRCM serves as investment adviser; (xiii) a total of 300 shares of Class B common stock held in increments of 100 shares by each of Mr. Dunlap’s three adult sons; (xiv) a total of 7,358 shares of Class A common stock held in various increments by each of Mr. Dunlap’s three adult sons; and (xv) a total of 200 shares of Class B common stock held in increments of 100 shares by each of two separate dynasty trusts established by each of Mr. Dunlap and his spouse in 2019 (the “2019 Dynasty Trusts”). Also includes shares that are owned by entities that Mr. Dunlap may be deemed to control, consisting of: (a) a total of 140,625 shares of Class A common stock held by Union Bank as trustee under a certain charitable remainder unitrust (“CRUT”) and a certain other irrevocable trust established by Jeffrey R. Noordhoek, Chief Executive Officer of the issuer; (b) a total of 37,840 shares of Class A common stock held by Union Bank as trustee under certain GRATs and other irrevocable trusts established by Terry J. Heimes, Chief Operating Officer of the issuer, and his spouse, which number of shares of Class A common stock reflects annuity distributions on March 15, 2021 of a total of 2,160 shares of Class A common stock from such GRATs to Mr. Heimes and his spouse pursuant to the terms thereof; (c) a total of 103,458 shares of Class B common stock held by Union Bank as trustee under separate irrevocable trusts established upon the expiration in 2013 of the annuity term of a GRAT previously established by Mr. Butterfield, which number of shares of Class B common stock reflects the conversion of a total of 100,650 shares of the issuer’s Class B common stock into shares of the issuer’s Class A common stock and the sale thereof to the issuer by two of such trusts in a privately negotiated transaction on August 10, 2021, as reported in a Current Report on Form 8-K filed by the issuer on August 11, 2021 and Form 4s filed by Shelby J. Butterfield on August 12, 2021; (d) a total of 2,330,937 shares of Class A common stock held by Union Bank (as of December 31, 2020) in certain individual accounts for Ms. Muhleisen and Mr. Muhleisen, their adult daughter, and their adult son; (e) 18,000 shares of Class A common stock held by Union Bank (as of December 31, 2020) as trustee for a charitable foundation; (f) 30,000 shares of Class A common stock held by Union Bank (as of December 31, 2020) for its profit sharing plan; and (g) a total of 657,717 shares of Class A common stock held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank (as of December 31, 2020) as part of Union Bank’s commercial bank and trust operations, which number of shares of Class A common stock includes a total of 349,987 shares of Class A common stock held in various accounts for Deborah Bartels, a sister of Mr. Dunlap, her spouse, and certain trusts established by Ms. Bartels and her spouse. Mr. Dunlap disclaims beneficial ownership of the shares discussed above except to the extent that Mr. Dunlap actually has or shares voting power or investment power with respect to such shares, and the reporting thereof shall not be construed as an admission that Mr. Dunlap is a beneficial owner of such shares.

CUSIP No. 64031N 10 8

1)    Names of Reporting Persons.

    Union Financial Services, Inc.

2)    Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)    [ ]
    (b)    [ ]

3)    SEC Use Only

4)    Source of Funds (See Instructions)                    OO

5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)    [ ]

6)    Citizenship or Place of Organization

    Nevada

Number of    7) Sole Voting Power    0
Shares
Beneficially
Owned    8) Shared Voting Power    1,586,691 (1)
by Each
Reporting
Person    9) Sole Dispositive Power    0
With:

    10) Shared Dispositive Power    1,586,691 (1)

11)    Aggregate Amount Beneficially
    Owned by Each Reporting Person    1,586,691

12)    Check if the Aggregate Amount in Row (11)
    Excludes Certain Shares (See Instructions)    [ ]

13)    Percent of Class Represented by Amount in Row (11)    5.4%

14)    Type of Reporting Person (See Instructions)    CO HC

(1)    Represents a total of 1,586,691 shares of Class B common stock (which shares are convertible into the same number of shares of Class A common stock at the option of the holder at any time, with each share of Class A common stock having one vote and each share of Class B common stock having ten votes on all matters to be voted upon by the issuer's shareholders) owned by Union Financial Services, Inc. (“UFS”), of which Michael S. Dunlap, Executive Chairman of the Board of Directors and a significant shareholder of the issuer, is chairman, president, and treasurer and owns 50% of the outstanding capital stock, of which Shelby J. Butterfield is the other director, and of which the Stephen F. Butterfield GST Non-Exempt Marital Trust (the “Butterfield GST Non-Exempt Marital Trust”), an estate planning trust for the family of Stephen F. Butterfield, the former Vice Chairman of the Board of Directors and significant shareholder of the issuer who passed away on April 16, 2018, owns the remaining 50% of the outstanding capital stock. The total of 1,586,691 shares of Class B common stock owned by UFS is also reported herein as beneficially owned by Mr. Dunlap.

CUSIP No. 64031N 10 8

1)    Names of Reporting Persons.

    Dunlap Holdings, LLC

2)    Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)    [ ]
    (b)    [ ]

3)    SEC Use Only

4)    Source of Funds (See Instructions)                    OO

5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)    [ ]

6)    Citizenship or Place of Organization

    Nebraska

Number of    7) Sole Voting Power    0
Shares
Beneficially
Owned    8) Shared Voting Power    1,600,000 (1)
by Each
Reporting
Person    9) Sole Dispositive Power    0
With:

    10) Shared Dispositive Power    1,600,000 (1)

11)    Aggregate Amount Beneficially
    Owned by Each Reporting Person    1,600,000

12)    Check if the Aggregate Amount in Row (11)
    Excludes Certain Shares (See Instructions)    [ ]

13)    Percent of Class Represented by Amount in Row (11)    5.5%

14)    Type of Reporting Person (See Instructions)    OO HC

(1)    Represents a total of 1,600,000 shares of Class B common stock (which shares are convertible into the same number of shares of Class A common stock at the option of the holder at any time, with each share of Class A common stock having one vote and each share of Class B common stock having ten votes on all matters to be voted upon by the issuer's shareholders) owned by Dunlap Holdings, LLC, a family limited liability company which is controlled by Michael S. Dunlap, Executive Chairman of the Board of Directors and a significant shareholder of the issuer, and his family. The total of 1,600,000 shares of Class B common stock owned by Dunlap Holdings, LLC is also reported herein as beneficially owned by Mr. Dunlap.

Explanatory Note
This Amendment No. 12 to Statement on Schedule 13D (this “Amendment No. 12”) amends and supplements the Statement on Schedule 13D filed by Michael S. Dunlap on February 5, 2016 (the “Original Schedule 13D”), as previously amended by Amendment No. 1 to Statement on Schedule 13D filed by Mr. Dunlap on January 24, 2017 (“Amendment No. 1”), Amendment No. 2 to Statement on Schedule 13D filed by Mr. Dunlap and Union Financial Services, Inc. (“UFS”) as an additional reporting person, whose shares of the issuer have continuously been reported in this Schedule 13D as beneficially owned by Mr. Dunlap, on November 16, 2017 (“Amendment No. 2”), Amendment No. 3 to Statement on Schedule 13D filed by Mr. Dunlap and UFS on February 12, 2018 (“Amendment No. 3”), Amendment No. 4 to Statement on Schedule 13D filed by Mr. Dunlap and UFS on February 13, 2019 (“Amendment No. 4”), Amendment No. 5 to Statement on Schedule 13D filed by Mr. Dunlap and UFS on March 22, 2019 (“Amendment No. 5”), Amendment No. 6 to Statement on Schedule 13D filed by Mr. Dunlap and UFS on April 15, 2019 (“Amendment No. 6”), Amendment No. 7 to Statement on Schedule 13D filed by Mr. Dunlap, UFS, and Dunlap Holdings, LLC as an additional reporting person, the shares of the issuer held by which have continuously been reported in this Schedule 13D as beneficially owned by Mr. Dunlap, on September 13, 2019 (“Amendment No. 7”), Amendment No. 8 to Statement on Schedule 13D filed by Mr. Dunlap, UFS, and Dunlap Holdings, LLC on January 23, 2020 (“Amendment No. 8”), Amendment No. 9 to Statement on Schedule 13D filed by Mr. Dunlap, UFS, and Dunlap Holdings, LLC on May 29, 2020 (“Amendment No. 9”), Amendment No. 10 to Statement on Schedule 13D filed by Mr. Dunlap, UFS, and Dunlap Holdings, LLC on June 11, 2020 (“Amendment No. 10”), and Amendment No. 11 to Statement on Schedule 13D filed by Mr. Dunlap, UFS, and Dunlap Holdings, LLC on February 11, 2021 (“Amendment No. 11,” and taken together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10 and this Amendment No. 12, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 12 shall have the meanings previously given to them in the Schedule 13D.
The principal purpose of this Amendment No. 12 is to update, as of August 10, 2021, certain information previously reported in Rows 7) through 11) and Row 13) (including the footnotes to such Rows) on the cover page with respect to Mr. Dunlap to reflect changes through August 10, 2021. Such changes primarily relate to: (i) the conversion of a total of 472,717 shares of the issuer’s Class B common stock into shares of the issuer’s Class A common stock and the sale thereof by the Stephen F. Butterfield GST Non-Exempt Marital Trust (the “Butterfield GST Non-Exempt Marital Trust”), an estate planning trust for the family of Stephen F. Butterfield, including Shelby J. Butterfield, and various other estate planning trusts for the children of Ms. Butterfield, during the period from June 9, 2021 through August 10, 2021 (including the repurchase by the issuer of a total of 337,717 shares of Class A common stock in a privately negotiated transaction on August 10, 2021, as reported in a Current Report on Form 8-K filed by the issuer on August 11, 2021 and Form 4s filed by Ms. Butterfield on August 12, 2021), which had the effect of reducing the number of shares reported as beneficially owned by Mr. Dunlap herein since Whitetail Rock Capital Management, LLC (“WRCM”), a majority owned subsidiary of the issuer, serves as investment adviser with respect to shares of the issuer’s stock held in the Butterfield GST Non-Exempt Marital Trust and certain of such other trusts, and Union Bank and Trust Company (“Union Bank”), of which Mr. Dunlap is a director and a significant shareholder through Farmers & Merchants Investment Inc. (“F&M”), has shared voting and investment power as trustee with respect to shares of the issuer’s stock held in such other trusts for which WRCM does not serve as investment adviser; (ii) annuity distributions on June 10, 2021 of a total of 51,586 shares of the issuer’s Class A common stock from grantor retained annuity trusts (“GRATs”) established by Angela L. Muhleisen (a sister of Mr. Dunlap) and her spouse Dan D. Muhleisen in 2020, for which GRATs WRCM serves as investment adviser; (iii) a gift on April 9, 2021 of 40,000 shares of Class A common stock by Mr. Dunlap to a charitable organization under Section 501(c)(3) of the Internal Revenue Code; and (iv) annuity distributions on May 12, 2021 of a total of 20,151 shares of the issuer’s Class B common stock to Mr. Dunlap and his spouse from GRATs established by Mr. Dunlap and his spouse in 2020, which distributions from such Dunlap GRATs change the classification of such shares from being subject to shared voting and dispositive power to being subject to sole voting and dispositive power, but do not change the total number of shares reported as beneficially owned by Mr. Dunlap herein. Neither UFS nor Dunlap Holdings, LLC has effected any acquisition or disposition of securities of the issuer, and there has been no change in the number of securities of the issuer beneficially owned by UFS or Dunlap Holdings, LLC, since the filing of Amendment No. 11. Except as set forth in this Amendment No. 12, the information in the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, and Amendment No. 11, remains unchanged. The filing of this Amendment No. 12 shall not be construed to be an admission by any of the reporting persons that a material change has occurred in the facts set forth in the Schedule 13D or that this Amendment No. 12 is required under Rule 13d-2 of the Securities Exchange Act of 1934 (the “Act”).
Item 5.     Interest in Securities of the Issuer.
Item 5 is amended and restated to read as follows:
(a)As of the date hereof, (i) Mr. Dunlap may be deemed to beneficially own, for purposes of Section 13(d) of the Act, a total of 15,961,043 shares of Class A common stock (including a total of 10,380,068 shares of Class A common stock which may be obtained upon conversion of a total of 10,380,068 shares of Class B common stock which Mr. Dunlap may be deemed to beneficially own), which represents approximately 42.1% of the shares of Class A common stock outstanding, on an as-converted basis; (ii) UFS is deemed to beneficially own, for purposes of Section 13(d) of the Act, a total of 1,586,691 shares of Class A common stock which may be obtained upon conversion of the total of 1,586,691 shares of Class B common stock owned by UFS, which represents approximately 5.4% of the shares of Class A common stock outstanding, on an as-converted basis; and (iii) Dunlap Holdings, LLC is deemed to beneficially own, for purposes of Section 13(d) of the Act, a total of 1,600,000 shares of Class A common stock which may be obtained upon conversion of the total of 1,600,000 shares of Class B common stock owned by Dunlap Holdings, LLC, which represents approximately 5.5% of the shares of Class A common stock outstanding, on an as-converted basis. Such shares owned by UFS and Dunlap Holdings, LLC are also included in the shares which Mr. Dunlap may be deemed to beneficially own as reported herein.
(b)Mr. Dunlap has sole voting and dispositive power with respect to 2,216,764 of the 15,961,043 shares of Class A common stock set forth in Item 5(a)(i) above, and may be deemed to have shared voting and dispositive power with respect to 13,744,279 of the 15,961,043 shares of Class A common stock set forth in Item 5(a)(i) above. For further information with respect to the shares as to which Mr. Dunlap has sole voting and dispositive power, see footnote (1) to Rows 7) and 9) on the cover page with respect to Mr. Dunlap above, which is incorporated by reference herein. For further information with respect to the shares as to which Mr. Dunlap may be deemed to have shared voting and dispositive power, see footnote (2) to Rows 8) and 10) on the cover page with respect to Mr. Dunlap above, which is incorporated by reference herein. UFS may be deemed to have shared voting and dispositive power with respect to the 1,586,691 shares of Class A common stock set forth in Item 5(a)(ii) above, and such shares are also included in the shares as to which Mr. Dunlap may be deemed to have shared voting and dispositive power as reported herein. For further information with respect to the shares as to which UFS may be deemed to have shared voting and dispositive power, see footnote (1) to Rows 8) and 10) on the cover page with respect to UFS above, which is incorporated by reference herein. Dunlap Holdings, LLC may be deemed to have shared voting and dispositive power with respect to the 1,600,000 shares of Class A common stock set forth in Item 5(a)(iii) above, and such shares are also included in the shares as to which Mr. Dunlap may be deemed to have shared voting and dispositive power as reported herein. For further information with respect to the shares as to which Dunlap Holdings, LLC may be deemed to have shared voting and dispositive power, see footnote (1) to Rows 8) and 10) on the cover page with respect to Dunlap Holdings, LLC above, which is incorporated by reference herein.

With respect to persons with whom voting or dispositive power may be deemed to be shared as discussed in footnote (2) to Rows 8) and 10) on the cover page with respect to Mr. Dunlap above and as discussed in footnote (1) to Rows 8) and 10) on the cover page with respect to UFS above, (i) Shelby J. Butterfield has a business address of c/o Gallagher & Kennedy, 2575 East Camelback Road, Phoenix, Arizona 85016, has a present principal occupation of managing family assets and investments and serving as personal representative of the estate of Stephen F. Butterfield, and is a United States citizen; (ii) Union Bank is a state bank chartered under Nebraska law, and has a principal business and office address of 6801 South 27th Street, Lincoln, Nebraska 68512; (iii) WRCM is organized under Nebraska law, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, and has a principal business and office address of 121 South 13th Street, Suite 100, Lincoln, Nebraska 68508; (iv) Angela L. Muhleisen has a business address of c/o Farmers & Merchants Investment Inc., 6801 South 27th Street, Lincoln, Nebraska 68512, has a present principal occupation of serving as Chairperson, President, and Chief Executive Officer of Union Bank, and is a United States citizen; (v) Dan D. Muhleisen has an address of 6321 Doecreek Circle, Lincoln, Nebraska 68516, is a civil engineer, and is a United States citizen; and (vi) Deborah Bartels has a business address of 121 South 13th Street, Suite 100, Lincoln, Nebraska 68508, has a present principal occupation of management of various agriculture-related business activities, and is a United States citizen. During the last five years, none of Ms. Butterfield, Union Bank, WRCM, Ms. Muhleisen, Mr. Muhleisen, or Ms. Bartels has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(c)None of the reporting persons has engaged in any transactions in the class of securities reported on that were effected during the past 60 days or since the filing of Amendment No. 11 on February 11, 2021, whichever is less, other than with respect to the transactions described in the footnotes to Rows 7) through 10) on the cover page with respect to Mr. Dunlap above and the Explanatory Note above, which are incorporated by reference herein.
(d)As discussed in the footnotes for Rows 7) through 10) on the cover pages for each of the reporting persons above, which are incorporated by reference herein, certain securities reported in this statement are held by or on behalf of persons other than the reporting persons, which other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. Mr. Dunlap is chairman, president, and treasurer and owns 50% of the outstanding capital stock of UFS, the Butterfield GST Non-Exempt Marital Trust owns the remaining 50% of the outstanding capital stock of UFS, and Ms. Butterfield is the other director of UFS. Dunlap Holdings, LLC is a family limited liability company controlled by Mr. Dunlap and his family, and in which the 2019 Dynasty Trusts, Mr. Dunlap, and Mr. Dunlap’s spouse hold all of the interests.
(e)Not applicable.

SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: August 23, 2021

    Michael S. Dunlap

    /s/ Audra Hoffschneider
    Name: Audra Hoffschneider
    Title: Attorney-in-Fact*

    UNION FINANCIAL SERVICES, INC.

    By: /s/ Audra Hoffschneider
    Name: Audra Hoffschneider
    Title: Attorney-in-Fact**

    DUNLAP HOLDINGS, LLC

    By: /s/ Audra Hoffschneider
    Name: Audra Hoffschneider
    Title: Attorney-in-Fact***

* Pursuant to the power of attorney granted by Michael S. Dunlap, dated January 24, 2018 and filed on February 12, 2018 as an exhibit to amendment no. 3 to this statement and incorporated herein by reference.

** Pursuant to the power of attorney granted by Union Financial Services, Inc., dated November 16, 2017 and filed on November 16, 2017 as an exhibit to amendment no. 2 to this statement and incorporated herein by reference.

*** Pursuant to the power of attorney granted by Dunlap Holdings, LLC dated September 13, 2019 and filed on September 13, 2019 as an exhibit to amendment no. 7 to this statement and incorporated herein by reference.
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